Sun Life Financial Announces Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R

TORONTO, ON - (August 15, 2016) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced that it does not intend to exercise its right to redeem its outstanding Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") on September 30, 2016. As a result, subject to certain conditions, the holders of Series 10R Shares will have the right, at their option, to convert all or part of their Series 10R Shares on a one-for-one basis into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR of Sun Life Financial (the "Series 11QR Shares") on September 30, 2016. Holders of Series 10R Shares who do not exercise their right to convert their Series 10R Shares into Series 11QR Shares on that date will retain their Series 10R Shares.

The foregoing conversions are subject to the following conditions: (i) if Sun Life Financial determines that there would be less than one million Series 10R Shares outstanding after September 30, 2016, then all remaining Series 10R Shares will automatically be converted into Series 11QR Shares on a one-for-one basis on September 30, 2016, and (ii) alternatively, if Sun Life Financial determines that there would be less than one million Series 11QR Shares outstanding after September 30, 2016, no Series 10R Shares will be converted into Series 11QR Shares. In either case, Sun Life Financial will give written notice to that effect to any registered holder affected by the preceeding minimums on or before Thursday, September 22, 2016.

The dividend rate applicable to the Series 10R Shares for the five-year period commencing on September 30, 2016 to but excluding September 30, 2021, and the dividend rate applicable to the Series 11QR Shares for the three-month period commencing on September 30, 2016 to but excluding December 31, 2016, will be determined on Wednesday, August 31, 2016 and will be announced in a news release on August 31, 2016.

Beneficial owners of Series 10R Shares who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and should ensure that their instructions are followed in order to ensure that the deadline to exercise such right of conversion is met, which is 5:00 p.m. (ET) on Thursday, September 15, 2016.

Subject to regulatory approval, Sun Life Financial: (i) may redeem the Series 10R Shares and the Series 11QR Shares in whole or in part on September 30, 2021 and on the 30th of September in every fifth year thereafter by the payment of an amount for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for such redemption, and (ii) may redeem the Series 11QR Shares in whole or in part on any other date after September 30, 2016 by the payment of an amount for each share so redeemed of $25.50, together with all declared and unpaid dividends to the date fixed for such redemption.

An application will be made to list the Series 11QR Shares on the Toronto Stock Exchange.

The Series 10R Shares and the Series 11QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United Sates.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2016, the Sun Life Financial group of companies had total assets under management of $865 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

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Media Relations Contact:	Investor Relations Contact:
Gannon Loftus	Gregory Dilworth
Manager, Media & PR	Vice-President
Corporate Communications	Investor Relations
T. 416-979-6345	T. 416-979-4198
gannon.loftus@sunlife.com	investor.relations@sunlife.com